UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Fifth Street Finance Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31678A103
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [x] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31678A103

1	Names of Reporting Persons. Greenlight Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 909,136 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 909,136 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 909,136 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.7%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 31678A103

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,568,679 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,568,679 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,568,679 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.9%**
12	Type of Reporting Person (See Instructions) CO

**SEE ITEM 4(b).

CUSIP No. 31678A103

1	Names of Reporting Persons. DME Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 105,186 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 105,186 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 105,186 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.2%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 31678A103

1	Names of Reporting Persons. DME Advisors, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 580,635 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 580,635 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 580,635 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.1%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

CUSIP No. 31678A103

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 135,178 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 135,178 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 135,178 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.2%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

CUSIP No. 31678A103

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 715,813 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 715,813 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 715,813 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.3%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 31678A103

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,284,492 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,284,492 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,284,492 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 4.2%**
12	Type of Reporting Person (See Instructions) IN

**SEE ITEM 4(b).

CUSIP No. 31678A103

AMENDMENT NO. 3 TO SCHEDULE 13G

This Amendment No. 3 (the “Amendment”) to the Schedule 13G relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Fifth Street Finance Corp., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “SEC”) as an amendment to the Schedule 13G filed with the SEC on June 23, 2008, as amended by Amendments No. 1 and 2 filed with the SEC on February 13, 2009 and February 16, 2010, respectively. This Amendment is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Management GP, LLC, a Delaware limited liability company (“DME Management GP”), DME Advisors, LP, a Delaware limited partnership (“DME Advisors”), DME Capital Management, LP, a Delaware limited partnership (“DME CM”), DME Advisors GP, LLC, a Delaware limited liability company that serves as general partner to DME Advisors (“DME GP” and together with Greenlight LLC, Greenlight Inc., DME Management GP, DME Advisors and DME CM, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).

This Amendment relates to Common Stock of the Issuer purchased by Greenlight for the accounts of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (iii) Greenlight Capital Offshore Partners (“Greenlight Offshore”) for which Greenlight Inc. acts as investment manager, (iv) a managed account for which DME Advisors acts as investment manager (the “Managed Account”), (v) Greenlight Capital (Gold), LP (“Greenlight Gold”) of which DME Management GP is the general partner and for which DME CM acts as investment manager, and (vi) Greenlight Capital Offshore Master (Gold), Ltd. (“Greenlight Gold Offshore”) for which DME CM acts as investment manager. DME GP is the general partner of DME Advisors and of DME CM.

This Amendment is being filed to amend and restate Items 4 and 5 as follows:

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

i)	Greenlight LLC may be deemed the beneficial owner of an aggregate of 909,136 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc. may be deemed the beneficial owner of an aggregate of 1,568,679 shares of Common Stock held for the accounts of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

iii)	DME Management GP may be deemed the beneficial owner of 105,186 shares of Common Stock held for the account of Greenlight Gold.

iv)	DME Advisors may be deemed the beneficial owner of 580,635 shares of Common Stock held for the Managed Account.

v)	DME CM may be deemed the beneficial owner of 135,178 shares of Common Stock held for the accounts of Greenlight Gold and Greenlight Gold Offshore.

vi)	DME GP may be deemed the beneficial owner of 715,813 shares of Common Stock held for the accounts of Greenlight Gold, Greenlight Gold Offshore and the Managed Account.

vii)
Mr. Einhorn may be deemed the beneficial owner of 2,284,492 shares of Common Stock. This number consists of: (A) an aggregate of 909,136 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified, (B) 659,543 shares of Common Stock held for the account of Greenlight Offshore, (C) 105,186 shares of Common Stock held for the account of Greenlight Gold, (D) 29,992 shares of Common Stock held for the account of Greenlight Gold Offshore and (E) 580,635 held for the Managed Account.

The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Greenlight Gold, Greenlight Gold Offshore or the Managed Account. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of their pecuniary interest in any shares of Common Stock, if applicable.

CUSIP No. 31678A103

Item 4(b)	Percent of Class:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The denominator for determining the percentage of shares of Common Stock held by each of the Reporting Persons was 54,550,290, which is the number of shares of Common Stock outstanding as of December 31, 2010, as reported in the Form 10-Q filed by the Issuer on January 31, 2011 with the Securities and Exchange Commission.

Item 4(c)                 Number of shares as to which each such person has voting and dispositive power:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Exhibits                      Exhibit

99.1                     Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 31678A103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:               February 14, 2011
GREENLIGHT CAPITAL, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

GREENLIGHT CAPITAL, INC.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

DME MANAGEMENT GP, LLC

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS, L.P.

By: DME Advisors GP, L.L.C.
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

DME CAPITAL MANAGEMENT, LP

By: DME Advisors GP, LLC,
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS GP, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

 /s/DANIEL ROITMAN*
Daniel Roitman, on behalf of David Einhorn

* The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this Schedule 13G on David Einhorn’s behalf, filed as Exhibit 99.2 to the Schedule 13G filed with the Securities and Exchange Commission on May 24, 2010 by the Reporting Persons with respect to the common stock of NCR Corporation, is hereby incorporated by reference.

CUSIP No. 31678A103

EXHIBIT INDEX

Exhibit No.                           Description

Exhibit 99.1                           Joint Filing Agreement by and among the Reporting Persons.

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G and/or 13D (including any and all amendments thereto) with respect to Common Stock of Fifth Street Finance Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2011.

GREENLIGHT CAPITAL, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME MANAGEMENT GP, LLC

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS, LP

By: DME Advisors GP, LLC,
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By: DME Advisors GP, LLC,
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS GP, LLC

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/DANIEL ROITMAN*
Daniel Roitman, on behalf of David Einhorn